
12060395



SEC
Mail Processing
Section
FEB 29 2012
Washington, DC
123

cm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 17918

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mid-Ohio Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 Burns Road
(No. and Street)

Elyria (City) OH (State) 44035 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeremy Onk (440) 323-5491
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Radachi and Company, Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

900 East Broad St., Suite A (Address) Elyria (City) OH (State) 44035 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

kg 4/4

OATH OR AFFIRMATION

I, Jeremy Onk, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mid-Ohio Securities Corp., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Compliance Officer

Title

RITA L. GRASSO
Notary Public
In and for the State of Ohio
My Commission Expires
July 15, 2015

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MID-OHIO SECURITIES CORP.

FORM X-17A-5
PART III

DECEMBER 31, 2011

RADACHI AND COMPANY
Certified Public Accountants and Business Consultants

900 EAST BROAD STREET, SUITE A, ELYRIA, OHIO 44035 • (440) 365-3115 • FAX: (440) 365-4668

MID-OHIO SECURITIES CORP.

TABLE OF CONTENTS

December 31, 2011

RADACHI AND COMPANY
Certified Public Accountants and Business Consultants

900 East Broad Street, Suite A
Elyria, Ohio 44035
Telephone (440) 365-3115 • Fax (440) 365-4668

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
of Mid-Ohio Securities Corp.
Elyria, Ohio

We have audited the accompanying statement of financial condition of Mid-Ohio Securities Corp. (the Company) as of December 31, 2011, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mid-Ohio Securities Corp. as of December 31, 2011, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on pages 12 through 18 required by rule 17a-5 of the Securities and Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Radachi and Company

February 21, 2012

MID-OHIO SECURITIES CORP.

STATEMENT OF FINANCIAL CONDITION

December 31, 2011

ASSETS		
Cash and cash equivalents	$ 413,202	
Cash segregated under federal and other regulations	235,895	
Equity securities (Note 7)	1,184,826	
Receivables: (Note 1)		
Clearing organization	16,677	
Mutual fund income	6,854	
Prepaid and refundable income taxes (Note 5)	118,181	
Prepaid expenses	21,338	
Due from related parties (Note 6)	34,553	
Notes receivable, related party (Note 6)	500,000	
Restricted cash (Note 2)	49,540	
Total assets		$ 2,581,066

LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES:		
Accounts payable	$ 19,544	
Accrued expenses	9,342	
Total liabilities		$ 28,886
STOCKHOLDERS' EQUITY:		
Common stock, stated value $5 per share; Authorized 500 shares, Issued and outstanding, 128 shares	640	
Additional paid-in capital	55,673	
Retained earnings	2,495,867	
Total stockholders' equity		2,552,180
		$ 2,581,066

The accompanying notes are an integral part of the financial statements.
See Independent Auditor's Report.

MID-OHIO SECURITIES CORP.

STATEMENT OF INCOME

Year Ended December 31, 2011

REVENUE:		
Commissions	$ 916,904	
Trading profit	132,337	
Interest and dividends	58,919	
Loss on trading securities (Note 1)	(473,596)	
Other income	120	$ 634,684
EXPENSES:		
Salaries and other compensation	174,195	
Employee benefits and taxes	32,433	
Commissions and clearance	359,842	
Interest	13,461	
Legal	48,853	
Occupancy	39,643	
Regulatory fees	6,204	
Office and administrative	189,551	864,182
		(229,498)
OTHER INCOME:		
Gain on sale of business assets		2,405
NET LOSS BEFORE INCOME TAXES		(227,093)
TAX BENEFIT (Note 5)		95,031
NET LOSS		$ (132,062)

The accompanying notes are an integral part of the financial statements.
See Independent Auditor's Report.

MID-OHIO SECURITIES CORP.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Year Ended December 31, 2011

BALANCE - Beginning of year	$ 2,627,929
DEDUCTION - Net loss	(132,062)
BALANCE - End of year	$ 2,495,867

The accompanying notes are an integral part of the financial statements.
See Independent Auditor's Report.

MID-OHIO SECURITIES CORP.

STATEMENT OF CASH FLOWS

Year Ended December 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (132,062)
Adjustments to reconcile net loss to net cash used in operating activities:	
Gain on trading securities	473,596
(Increase) decrease in:	
Receivables	(382)
Trading securities	(380,000)
Prepaid expenses	134
Prepaid and refundable income taxes	(102,139)
Due from related parties	(22,759)
Increase (decrease) in:	
Payable to clearing organization	(53,713)
Accounts payable	(16,848)
Accrued expenses	(274,994)
Net cash used in operating activities	(509,167)
NET DECREASE IN CASH	(509,167)
CASH - Beginning of year	1,158,264
CASH - End of year	$ 649,097
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:	
Cash paid during the year for interest	$ 13,461
Cash paid during the year for income taxes	$ 7,108

The accompanying notes are an integral part of the financial statements.

See Independent Auditor's Report.

MID-OHIO SECURITIES CORP.

NOTES TO FINANCIAL STATEMENTS

December 31, 2011

Note 1. Summary of Significant Accounting Policies:

A. Business Activity:

The Company operates principally in the securities industry as a broker-dealer on a fully disclosed basis and is registered with the Securities and Exchange Commission (SEC). The Company is a member of the Financial Industry Regulatory Authority (FINRA), formerly known as the National Association of Securities Dealers (NASD). The Company is located in Elyria, Ohio and the majority of its customers are located in northeast Ohio with the remaining customers located throughout the United States.

B. Equity Securities:

Securities owned are valued at market value. The resulting difference between cost and market (or fair value) is included in income.

C. Receivables:

The Company considers receivables to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to expense when that determination is made.

D. Estimates:

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

E. Cash and Cash Equivalents:

For purposes of the statement of cash flows, the Company considers all highly-liquid investments with an initial maturity of three months or less to be cash equivalents.

Note 1. Summary of Significant Accounting Policies (Continued):

F. Concentration of Risk:

The Company maintains cash balances at several banks and with one brokerage firm. Accounts at each bank are insured by the Federal Deposit Insurance Corporation up to $250,000. The brokerage account contains cash that is protected up to $250,000 by the Securities Investor Protection Corporation.

Approximately 95% of the Company's revenue is generated from the accounts of customers of Equity Trust Company, a related party.

Note 2. Restricted Cash:

The Company has a deposit in escrow in the amount of $49,540 that is required by National Financial Services, LLC, a division of Fidelity Investments, a broker clearing house.

Note 3. Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2011, the Company had net capital of $1,560,389, which was $1,310,389 in excess of its required net capital of $250,000. The Company's net capital ratio was 6.24 to 1.

Note 4. Report Disclosure:

Part III of the Mid-Ohio Securities Corp. Focus Report (Form X-17A-5) dated December 31, 2011, to the Securities and Exchange Commission is available for examination and copying at the principal office of the Company in Elyria, Ohio, and at the Chicago, Illinois regional office of the Commission.

Note 5. Income Taxes:

At December 31, 2011, the Company has a net operating loss carryback in the amount of $255,328, resulting in a tax benefit of $95,031 that will be utilized against taxable income from 2009.

Note 5. Income Taxes (Continued):

Also included in prepaid and refundable income taxes are estimated 2011 federal tax payments of $23,150 as no federal income tax is due for 2011.

The Company follows the provisions of FASB ASC 740, *Income Taxes* (FIN No. 48), that establishes a single approach to address uncertainty in the recognition of deferred tax assets and liabilities.

As of December 31, 2011, there were no positions for which management believes it is reasonably possible that the total amounts of tax contingencies will significantly increase or decrease within 12 months of the reporting date.

The Company files tax returns in the U.S. federal jurisdiction, one state jurisdiction, and a local jurisdiction. As of 2011, no uncertain tax positions are under audit for any of the Company's tax jurisdictions.

Note 6. Related Party Receivables:

A note receivable in the amount of $500,000 is due on March 19, 2013 from John Alan Spitzer, a related party, plus interest of $27,148 that is due annually at 3%.	$527,148
A trade receivable in the amount of $7,405 is due upon demand from Equity Administrative Services, Inc., a related party.	7,405
	$534,553

Note 7. Fair Value Measurements:

The Company has adopted Financial Accounting Standards Codification 820, Fair Value Measurements and Disclosures (ASC 820), for all financial instruments accounted for at fair value on a recurring basis. ASC 820 establishes a new framework for measuring fair value and expands related disclosures. Broadly, the ASC 820 framework requires fair value to be determined based on the exchange price that would be received for an asset or paid to transfer a liability (at exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. ASC 820 establishes a three-level valuation hierarchy based upon observable and non-observable inputs.

Note 7. Fair Value Measurements (Continued):

For financial assets and liabilities, fair value is the price received to sell an asset or pay to transfer a liability in an orderly transaction with a market participant at the measurement date. In the absence of active markets for the identical assets and liabilities, such measurements involve developing assumptions based on observable market data and, in the absence of such data, internal information that is consistent with what market participants would use in a hypothetical transaction that occurs at the measurement date.

Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. Preference is given to observable inputs. These two types of inputs create the following fair value hierarchy.

Level 1 - Quoted prices for identical investments in active markets.

Level 2 - Quoted prices for similar investments in active markets; quoted prices for identical or similar investments in markets that are not active; model derived valuations whose significant value drivers are observable.

Level 3 - Significant inputs to the valuation model are unobservable.

The Company maintains policies and procedures to value investments using the best and most relevant data available. The following section describes the valuation methodologies used to measure investments at fair value.

When available quoted market prices are used to determine the fair value of investment securities, and they are included in Level 1. Level 1 securities primarily include actively traded equities.

The following table presents the Company's investments at fair value at December 31, 2011:

	Level 1	Level 2	Level 3	Total
Equity securities	$1,184,826	$ -0-	$ -0-	$1,184,826
Total assets at fair value	$1,184,826	$ -0-	$ -0-	$1,184,826

Note 8. Subsequent Events:

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 21, 2012, the date the financial statements were issued.

SUPPLEMENTARY INFORMATION

MID-OHIO SECURITIES CORP.

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2011

NET CAPITAL		
Total Stockholders' Equity	$ 2,552,180	
Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital	0	
B. Deferred federal income taxes	0	
Total capital and allowable subordinated liabilities		$ 2,552,180
Deductions and/or Charges:		
Non-allowable assets:		
Receivable from customers	0	
Securities owned not readily marketable	0	
Purchased customer lists, net	0	
Due from related parties	507,405	
Deferred expenses	0	
Other assets	173,521	680,926
Net Capital before Haircuts on Securities Positions		1,871,254
Haircuts on Securities (Computed, where applicable, pursuant to 15c3-1 (f)):		
A. Trading and investment securities:		
Stocks and warrants	177,724	
Other Securities	11,555	
B. Undue concentration	121,586	310,865
		$ 1,560,389

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part II of Form X-17A-5 as of December 31, 2011)

Net Capital, as reported in Company Part II unaudited FOCUS report		$ 1,573,323
Increase in assets	112,790	
Increase in liabilities	(5,913)	
Increase in non-allowable assets	(112,790)	
Increase in undue concentration	(7,021)	(12,934)
Net capital per above		$ 1,560,389

See Independent Auditor's Report.

MID-OHIO SECURITIES CORP.

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2011

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$ 1,927
Minimum dollar net capital requirement of reporting broker or dealer	$ 250,000
Net capital requirement	$ 250,000
Excess net capital	$ 1,310,389
Excess net capital at 1500%	$ 1,558,462
Excess net capital at 1000%	$ 1,557,500
Ratio: Aggregate indebtedness to net capital	.02 to 1

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition		
Accounts payable	$	19,544
Accrued expenses		9,342
Deferred federal income tax		0
Notes payable		0
Total aggregate indebtedness	$	28,886

Percentage of aggregate indebtedness to net capital	2 %
Percentage of debt-to-debt equity total computed in accordance with rule 15c3-1(d)	0 %

See Independent Auditor's Report.

MID-OHIO SECURITIES CORP.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2011

CREDIT BALANCES	
Free credit balances and other credit balances in customers' security accounts	$ 0
Total credit items	0
DEBIT BALANCES	
Total debit items	0
RESERVE COMPUTATION	
Excess of total debits over total credits	$ 0
Amount held on deposit in "Reserve Bank Account"	$ 317
Amount on deposit including value of qualified securities	0
New amount in Reserve Bank Accounts after adding deposit including value of qualified securities	$ 317

The reserve computation is made on a weekly basis.

RECONCILIATION with Company's computation
(Included in Part II of Form W-17A-5 as of December 31, 2011)

Reserve computation, as reported in Company Part II unaudited FOCUS report	$ 0
Interest earned	0
Reserve bank accounts balance per above	$ 0
Excess as reported in Company's Part II FOCUS Report	$ 0
Excess per this computation	$ 0

See Independent Auditor's Report.

MID-OHIO SECURITIES CORP.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2011

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by the respondent within the time frames specified under Rule 15c3-3):	$ -0-
A. Number of items	-0-
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, exluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	$ -0-
A. Number of items	-0-

3. The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3.

See Independent Auditor's Report.

RADACHI AND COMPANY
Certified Public Accountants and Business Consultants

900 East Broad Street, Suite A
Elyria, Ohio 44035
Telephone (440) 365-3115 • Fax (440) 365-4668

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

To The Board of Directors and Stockholders
of Mid-Ohio Securities Corp.
Elyria, Ohio

In planning and performing our audit of the financial statements of Mid-Ohio Securities Corp. (the Company) for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following: (1) Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e); (2) Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13; (3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the following:

1. The periodic computations of minimum financial requirements pursuant to Regulation 1.17.

2. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations.

3. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraphs, and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's previously-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL (Continued)

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain related commodity customer and firm assets that we consider to be material weaknesses as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2011, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Radcliff & Company

February 21, 2012

RADACHI AND COMPANY
Certified Public Accountants and Business Consultants

900 East Broad Street, Suite A
Elyria, Ohio 44035
Telephone (440) 365-3115 • Fax (440) 365-4668

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To The Board of Directors
of Mid-Ohio Securities Corp.
225 Burns Road
Elyria, Ohio

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Mid-Ohio Securities Corp. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Mid-Ohio Security Corp.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Mid-Ohio Security Corp.'s management is responsible for Mid-Ohio Security Corp.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported on Form SIPC-7 for the year ended December 31, 2011 noting no differences;

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION
(Continued)

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Radachi & Company

February 21, 2012